BIRD GLOBAL, INC.
392 NE 191st Street, #20388
Miami, Florida 33179

July 7, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Alex King

RE: Bird Global, Inc.
Registration Statement on Form S-3
Filed June 23, 2023
File No. 333-272912
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bird Global, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-272912) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Time on July 10, 2023, or as soon as practicable thereafter.

Should the Securities and Exchange Commission have any questions regarding this acceleration request, please do not hesitate to contact Ryan C. Wilkins, an attorney with the Registrant’s outside legal counsel, Stradling Yocca Carlson & Rauth, P.C., via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com. We respectfully request that you contact Mr. Wilkins via telephone as soon as the Registration Statement has been declared effective.

Very truly yours,

BIRD GLOBAL, INC.

By: /s/ Michael Washinushi
Name: Michael Washinushi
Title: Chief Financial Officer

cc:

Stradling Yocca Carlson & Rauth, P.C.
Ryan C. Wilkins, Esq.